A. Stephen Meadows
Chief Accounting Officer

February 27, 2015
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N. E.
Washington, DC 20549-0405

Attention:    Karl Hiller
Branch Chief
Re: Rock-Tenn Company
Form 10-K for the Fiscal Year ended September 30, 2014
Filed November 24, 2014
Response letter dated January 30, 2015
File No. 001-12613

Mr. Hiller:
Reference is made to your letter dated February 13, 2015 to Mr. A. Stephen Meadows, Chief Accounting Officer of Rock-Tenn Company, setting forth your comments regarding the filing referenced above.

As discussed with with Mr. John Cannarella this morning, we are requesting an additional ten (10) business days to respond due to time constraints associated with our proposed merger. As a result, we will submit our response by March 13, 2015.

Sincerely,

/s/ A. Stephen Meadows

A. Stephen Meadows
Chief Accounting Officer
cc: Michael Fay
John Cannarella
Steven C. Voorhees
Ward H. Dickson
Robert B. McIntosh

504 Thrasher Street • Norcross, GA 30071 • 678-291-7377
www.rocktenn.com